Exhibit 99.1

TransAlta Reports First Quarter 2020 Results and Reaffirms 2020 Outlook

CALGARY, May 12, 2020 /CNW/ -

First Quarter 2020 Highlights

  Generated $109 million or $0.39 per share of free cash flow ("FCF") in the quarter compared to $95 million or $0.33 per share of FCF for the same period in 2019, an 18 per cent increase per share;
  Adjusted availability was 92.8 per cent compared to 89.4 per cent for the same period in 2019;
  Our partners on the Sheerness joint venture plant completed a planned outage to convert one of the units to have dual-fuel capabilities;
  Entered into a Letter of Intent to sell the Pioneer Pipeline to NOVA Gas Transmission Ltd. ("NGTL"), a wholly-owned subsidiary of TC Energy, for a purchase price of $255 million;
  Announced the acquisition of a 29 MW contracted cogeneration asset located in Michigan from two private companies for a purchase price of approximately US$27 million;
  Advanced our Clean Energy Investment Plan by starting construction on the WindCharger battery project which is expected to reach commercial operation in July 2020;
  Returned $9 million of capital to shareholders in the first quarter through the repurchase and cancellation of 1,297,000 common shares at an average price of $6.73 per share through our normal course issuer bid ("NCIB") program;
  Received regulatory approval from the Alberta Utilities Commission ("AUC") for the repowering of Sundance Unit 5 and Keephills Unit 1 into combined cycle units; and
  Successfully implemented our business continuity plan in response to the COVID-19 pandemic which ensured continued essential services to our customers and communities, and safeguarded the health and safety of our employees and contractors.

Subsequent Events

  Commenced construction on the Windrise wind farm in April. We now expect the project to be fully commissioned for second half of 2021 due to a delay in the manufacturing of turbines from one of our suppliers due to COVID-19 pandemic; and
  Held TransAlta's first virtual Annual and Special Meeting of Shareholders (the "Meeting") in which all Board nominees were elected and all resolutions passed. Upon his re-election, John Dielwart was appointed as Chair of the Board, replacing Ambassador Gordon Giffin who announced his retirement from the Board in January 2019.

TransAlta Corporation ("TransAlta" or the "Company") (TSX: TA) (NYSE: TAC) today reported its first quarter 2020 financial results, with comparable EBITDA(1) of $220 million, in line with the same period last year. Funds from operations ("FFO")(1,2) increased two percent to $172 million for the quarter compared to $169 million in 2019.  FCF(1) for the first quarter was $109 million, representing a $14 million increase compared to the same period in 2019.

Comparable EBITDA for the three months ended March 31, 2020, was consistent with the same period in 2019. Strong performance at the US Coal and Wind and Solar segments was offset by lower comparable EBITDA at the Canadian Coal and Energy Marketing segments as well as higher Corporate costs.

Operations, maintenance and administration ("OM&A") expense for the three months ended March 31, 2020, increased by $24 million compared to the same period in  2019. This increase in OM&A is largely due to realized gains and losses from the total return swap in our Corporate segment. A portion of the settlement cost of our share-based payment plans is fixed by entering into total return swaps, which are cash settled every quarter.

Free cash flow(1) ("FCF"), one of the Company's key financial metrics, totalled $109 million for the three months ended March 31, 2020, an increase of $14 million compared to the same period last year. This was primarily as a result of continued strong operational results from our segments, realized foreign exchange gains and lower distributions paid to subsidiaries' non-controlling interests.

"First quarter results were strong amidst an unprecedented pandemic in which the company reacted quickly and efficiently to ensure the essential power demands of our communities and customers were uninterrupted and everyone remained healthy," said Dawn Farrell, President and Chief Executive Officer. "Our results demonstrate the strength of our operations, our contractedness and our portfolio diversification, giving us confidence to reaffirm our free cash flow outlook for the year. Although the longer-term effect of the pandemic and global crude oil prices on power prices is uncertain, our cash flow generation is highly diversified across regions outside of Alberta with a majority contracted or hedged. Based on our forecast, we are on-track to be at the mid-point of our free cash flow outlook range."

"Thank you to all employees, contractors and their families whose exceptional efforts ensure the continued strong operational performance of the company," added Mrs. Farrell.

COVID-19 Response
The Company formally implemented its business continuity plan on March 9, 2020, which is focused on ensuring that: (i) employees that can work remotely do so; and (ii) employees operating and maintaining our facilities, and who are not able to work remotely, are able to work safely and in a manner that ensures they remain healthy. This plan includes health screening, enhanced cleaning arrangements, travel bans, revised work schedules, contingent work teams and the reorganization of processes and procedures to limit contact with other employees and contractors on-site.

Currently, all of our facilities remain fully operational and capable of meeting our customers' needs.  We have modified our operating procedures and implemented restrictions to non-essential access to our facilities to support continued operations through the pandemic. The Corporation continues to work and serve all of our customers and counterparties under the terms of their contracts. We have not experienced interruptions to service requirements. Electricity and steam supply continue to remain a critical service requirement to all of our customers and have been deemed an essential service in our jurisdictions.

Our growth construction programs are underway and progressing forward under our business continuity health measures.  We are on-track to complete the conversion of Sundance Unit 6 during the second half of 2020. The Company continues to advance conversion of its Keephills Unit 2 and Unit 3 in 2021, but these projects could be delayed by two to three months due to delays in procuring certain equipment as a result of COVID-19.

The Company continues to maintain a strong financial position in part due to our long-term contracts and hedged positions. The Company is scheduled to receive $400 million from the second tranche of financing from the Brookfield investment in the fourth quarter of 2020 and has access to additional capital through potential project financing of existing assets that are currently unencumbered. We currently have access to $1.7 billion in liquidity including $338 million in cash and have sufficient liquidity to meet the upcoming debt maturity due November 2020 and growth construction requirements. The next major debt repayment is scheduled for November 2022.

In addition, the Company has 74 per cent of its Alberta thermal baseload merchant generation hedged at approximately $52 per MWh for the remainder of 2020.

First Quarter 2020 Segmented Review Comparable EBITDA (in CAD$ millions)	3 Months Ended
	March 31, 2020	March 31, 2019
Canadian Coal	44	63
U.S. Coal	33	(10)
Canadian Gas	29	30
Australian Gas	30	30
Wind and Solar	74	69
Hydro	26	27
Energy Marketing	13	19
Corporate	(29)	(7)
Total Comparable EBITDA(2)	220	221

  Canadian Coal: Comparable EBITDA for the three months ended March 31, 2020, decreased $19 million compared to the same period in 2019. This largely reflects lower merchant production and associated revenue primarily due to the planned dual-fuel conversion outage at Sheerness, lower contract production as a result of curtailments and lower merchant production in the coal fleet resulting from additional wind resources supplying power to the market and lower demand resulting from COVID-19 and reduced oil production in the province in March.
  U.S. Coal: Comparable EBITDA returned to more normalized levels in the three months ended March 31, 2020, increasing by $43 million compared to the same period in 2019, primarily due to the impacts of an isolated and extreme pricing event in March 2019 during which Centralia was unable to commit one of its units to physical production for day-ahead supply due to an unplanned forced outage repair. In addition, comparable EBITDA in the first quarter of 2020 benefited from the strengthening of the US dollar relative to the Canadian dollar.
  Canadian Gas: Comparable EBITDA for the three months ended March 31, 2020, was consistent with the same period in 2019, which was in line with expectations as the impact of lower merchant production and revenue at Sarnia was largely offset by lower fuel costs. Due to the nature of our contracts, changes in production do not have a significant financial impact as our contracts are structured as capacity payments with customer supplied fuel or a passthrough of fuel costs.
  Australian Gas: Comparable EBITDA for the three months ended March 31, 2020, was consistent with the same period in 2019, as the weakening of the Australian dollar relative to the Canadian dollar was offset by lower costs due to cost-saving initiatives.
  Wind and Solar: Comparable EBITDA for the three months ended March 31, 2020, increased by $5 million compared with the same period in 2019, primarily due to the timing of environmental attributes sales, higher production, partially offset by lower pricing in Alberta.
  Hydro: Comparable EBITDA for the three months ended March 31, 2020, was consistent with the same period in 2019, as higher Ancillary Services revenues were offset by lower energy revenues and higher net payments relating to the Alberta Hydro PPA.
  Energy Marketing: Comparable EBITDA for the three months ended March 31, 2020, decreased by $6 million compared to the same period in 2019, which was in line with expectations as we had particularly strong performance from the US Western desk in the first quarter of 2019.
  Corporate: Our Corporate overhead costs for the three months ended March 31, 2020, were $29 million, an increase of $22 million compared to $7 million in the same period in 2019, primarily due to realized gains and losses from the total return swap. A portion of the settlement cost of our share-based payment plans is fixed by entering into total return swaps, which are cash settled every quarter. In the three months ended March 31, 2020, we realized a loss of $11 million from the total return swap on our share-based payment plans, whereas in the same period last year we realized a net gain of $13 million.

Consolidated Financial Highlights
Net earnings attributable to common shareholders for the three months ended March 31, 2020, was $27 million, compared to a loss of $65 million in the same period in the prior year. Strong earnings from our US Coal and Wind and Solar segments and a reduction in the Centralia mine decommissioning provision due to changes in discount rates were partially offset by higher Corporate OM&A costs, foreign exchange losses due to the weakening of the Canadian dollar relative to the US dollar and lower earnings attributable to non-controlling interests.

Total sustaining capital expenditures of $29 million were $4 million higher compared to 2019 primarily due to higher planned major maintenance in our coal segments.

First Quarter 2020 Highlights

In $CAD millions, unless otherwise stated	3 Months Ended
	March 31, 2020	March 31, 2019
Adjusted availability (%)(3)	92.8%	89.4%
Production (GWh) (3)	6,486	8,125
Revenues	$606	$648
Fuel, carbon compliance and purchased power	$238	$366
Operations, maintenance and administration	$128	$104
Net earnings (loss) attributable to common shareholders	$27	$(65)
Cash flow from operating activities	$214	$82
Comparable EBITDA(1)	$220	$221
Funds from operations(1)	$172	$169
Free cash flow(1)	$109	$95
Net earnings (loss) per share attributable to common shareholders, basic and diluted	$0.10	$(0.23)
Funds from operations per share(1)	$0.62	$0.59
Free cash flow per share(1)	$0.39	$0.33
Dividends declared per common share	$0.04	$—
Dividends declared per preferred share(4)	$0.26	$—

TransAlta is in the process of filing its unaudited interim Consolidated Financial Statements and accompanying notes, as well as the associated Management's Discussion & Analysis ("MD&A"). These documents will be available May 12, 2020 on the Investors section of TransAlta's website at www.transalta.com or through SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.shtml.

Notes

(1)	These items are not defined under IFRS. Presenting these items from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods' results. Refer to the Comparable EBITDA, Funds from Operations and Free Cash Flow and Earnings and Other Measures on a Comparable Basis sections of the Company's MD&A for further discussion of these items, including, where applicable, reconciliations to measures calculated in accordance with IFRS.
(2)	Excludes payments associated with finance leases.
(3)	Availability and production includes all generating assets under generation operations that we operate and finance leases and excludes hydro assets and equity investments. Production includes all generating assets, irrespective of investment vehicle and fuel type.
(4)	Weighted average of the Series A, B, C, E, and G preferred share dividends declared. Dividends declared vary year over year due to timing of dividend declarations.

Conference call
TransAlta will hold a conference call and webcast at 9:00 a.m. MT (11:00 a.m. ET) today, May 12, 2020, to discuss our first quarter 2020 results. The call will begin with a short address by Dawn Farrell, President and CEO, and Todd Stack, Chief Financial Officer, followed by a question and answer period for investment analysts and investors. A question and answer period for the media will immediately follow.

First Quarter 2020 Conference Call:
Toll-free North American participants call: 1-888-231-8191
Webcast link: https://produceredition.webcasts.com/starthere.jsp?ei=1306905&tp_key=62df091f51

Related materials will be available on the Investor Centre section of TransAlta's website at http://www.transalta.com/investors/events-and-presentations. If you are unable to participate in the call, the instant replay is accessible at 1-855-859-2056 (Canada and USA toll free) with TransAlta pass code 1951906 followed by the # sign. A transcript of the broadcast will be posted on TransAlta's website once it becomes available.

About TransAlta Corporation:

TransAlta owns, operates and develops a diverse fleet of electrical power generation assets in Canada, the United States and Australia with a focus on long-term shareholder value. TransAlta provides municipalities, medium and large industries, businesses and utility customers with clean, affordable, energy efficient and reliable power. Today, TransAlta is one of Canada's largest producers of wind power and Alberta's largest producer of hydro-electric power. For over 100 years, TransAlta has been a responsible operator and a proud community-member where its employees work and live. TransAlta aligns its corporate goals with the UN Sustainable Development Goals and has been recognized by CDP (formerly Climate Disclosure Project) as an industry leader on Climate Change Management. TransAlta is proud to have achieved the Silver level PAR (Progressive Aboriginal Relations) designation by the Canadian Council for Aboriginal Business.

For more information about TransAlta, visit our web site at transalta.com.

Cautionary Statement Regarding Forward Looking Information

This news release contains forward looking statements, including statements regarding the business and anticipated financial performance of the Company that are based on the Company's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "plans", "expects", "proposed", "will", "anticipates", "develop", "continue", and similar expressions suggesting future events or future performance. In particular, this news release contains forward-looking statements, pertaining to, without limitation, the following:  the potential impact of COVID-19 on the Company and the actions to be undertaken by the Company in response to the COVID-19 pandemic; entering into an agreement with NGTL for the sale of the Pioneer Pipeline, including the terms and timing thereof; the commercial operation date for the WindCharger battery project; the potential repowering of Sundance Unit 5 and Keephills Unit 1 into combined cycle units; the conversion of Sundance Unit 6 by the second half of 2020; the conversion of Keephills Unit 2 and Unit 3, and the timing thereof; the closing of the $400 million investment from Brookfield; access to additional capital through potential project financing of existing assets that are currently unencumbered; and sufficient liquidity to meet the upcoming debt maturity due November 2020 and growth construction requirements.  The forward-looking statements contained in this news release are based on many assumptions and are subject to a number of significant risks and uncertainties that could cause actual plans, performance, results or outcomes to differ materially from current expectations. Factors that may adversely impact what is expressed or implied by the forward-looking statements contained in this news release include risks relating to the impact of COVID-19 and the associated general economic downturn, the impact of which will largely depend on the overall severity and duration of COVID-19 and the general economic downturn, which cannot currently be predicted, and which present risks including, but not limited to: more restrictive directives of government and public health authorities; reduced labour availability impacting our ability to continue to staff the Company's operations and facilities; impacts on the Company's ability to realize its growth goals; decreases in short-term and/or long-term electricity demand and lower power pricing; increased costs resulting from the Company's efforts to mitigate the impact of COVID-19; deterioration of worldwide credit and financial markets that could limit the Company's ability to obtain external financing to fund its operations and growth expenditures; a higher rate of losses on accounts receivables due to credit defaults; further disruptions to the Company's supply chain; impairments and/or write-downs of assets; and adverse impacts on the Company's information technology systems and the Company's internal control systems as a result of the need to increase remote work arrangements, including increased cybersecurity threats.  Other factors that may adversely impact the Company's forward-looking statements include, but are not limited to, risks relating to:  operational risks involving the Company's facilities, including unplanned outages at such facilities; disruptions in the transmission and distribution of electricity; the effects of weather and other climate-related risks; disruptions in the source of water, wind, solar or gas resources required to operate our facilities; natural disasters; equipment failure and our ability to carry out repairs in a cost-effective or timely manner; and industry risks and competition.  The foregoing risk factors, among others, are described in further detail in the Company's Management's Discussion and Analysis and Annual Information Form for the year ended December 31, 2019, which are available on SEDAR at www.sedar.com.  Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's expectations only as of the date of this news release. The purpose of the financial outlooks contained in this news release are to give the reader information about management's current expectations and plans and readers are cautioned that such information may not be appropriate for other purposes and is given as of the date of this news release.  The Company disclaims any intention or obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Note: All financial figures are in Canadian dollars unless otherwise indicated.

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SOURCE TransAlta Corporation

View original content: http://www.newswire.ca/en/releases/archive/May2020/12/c2116.html

%CIK: 0001144800

For further information: Investor Inquiries: Phone: 1-800-387-3598 in Canada and U.S., Email: investor_relations@transalta.com; Media Inquiries: Phone: 1-855-255-9184, Email: ta_media_relations@transalta.com

CO: TransAlta Corporation

CNW 07:00e 12-MAY-20